UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ECO-STIM ENERGY SOLUTIONS, INC.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

27888D101

(CUSIP Number)

Nelson Oliveira

Albright Capital Management, LLC

1101 New York Avenue, NW, Suite 900

Washington, D.C. 20005

(202) 370-3528

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP No. 27888D101	13D/A

1	Name of Reporting Persons. ACM Emerging Markets Master Fund I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

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1	Name of Reporting Persons. Albright Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

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Item 1. Security and Issuer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by ACM Emerging Markets Master Fund I, L.P. (the “Fund”) and Albright Capital Management, LLC (the “Manager”) with the Securities and Exchange Commission (the “SEC”) on October 10, 2014 (the “Initial Statement”), as amended by Amendment No. 1 to the Initial Statement filed on April 13, 2015, Amendment No. 2 to the Initial Statement filed on June 12, 2015 and Amendment No. 3 to the Initial Statement filed on July 16, 2015 (as amended, the “Statement”), related to the common stock, par value $0.001 per share (the “Common Stock”), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2930 W. Sam Houston Pkwy N., Suite 275, Houston, Texas 77043. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Unless specifically amended or modified hereby, the disclosures set forth in the Statement remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by replacing the third paragraph in its entirety as follows:

On March 3, 2017, the Fund sold 2,030,436 shares of common stock of Eco-Stim Energy Solutions, Inc. (the “Issuer”) for an aggregate purchase price of $2,038,045.25 and $22,000,000 aggregate principal amount of convertible secured notes of the Issuer for an aggregate purchase price of $24,354,301.37 in a private transaction with an unaffiliated third party. As a result, the Reporting Persons ceased to be the beneficial owners of any Common Shares on March 3, 2017.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 14,416,727 shares of Common Stock outstanding as of November 14, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Statement.

A. ACM Emerging Markets Master Fund I, L.P.

(a)	The information on page 2 of this Statement is incorporated herein by reference.

(b)	The information on page 2 of this Statement is incorporated herein by reference.

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 4 of this Statement, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	March 3, 2017.

Please see Attachment A for additional information.

B. Albright Capital Management, LLC

(a)	The information on page 3 of this Statement is incorporated herein by reference.

(b)	The information on page 3 of this Statement is incorporated herein by reference.

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 4 of this Statement, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	March 3, 2017.

Please see Attachment A for additional information.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is amended by adding the following paragraph to the end thereof:

On March 3, 2017, the Fund entered into a Purchase, Sale and Assignment Agreement with an unaffiliated third party buyer pursuant to which the Fund sold 2,030,436 shares of the Issuer’s common stock to the buyer for an aggregate purchase price of $2,038,045.25 and $22,000,000 aggregate principal amount of convertible secured notes of the Issuer to the buyer for an aggregate purchase price of $24,354,301.37.

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 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2017
/s/ Gregory Bowes
Gregory Bowes, as Managing Principal of Albright Capital Management, LLC and for Albright Capital Management, LLC as the general partner of ACM Emerging Markets Master Fund I, L.P.

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ATTACHMENT A

The Manager is the general partner and investment adviser of the Fund. The Manager may be deemed to possess voting and investment control over the shares of Common Stock held by the Fund and, accordingly, the Investment Committee of the Manager may be deemed to have indirect beneficial ownership of such shares. The Investment Committee of the Manager is composed of John Yonemoto, Gregory B. Bowes, Pieter Wernink, Serdar Saginda, James O’Brien and Michael Warren.

Each Reporting Person disclaims beneficial ownership of the shares of the Issuer’s Common Stock described in this Schedule 13D/A, except to the extent of his or its pecuniary interest therein.

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